UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             POWER EXPLORATION, INC.
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.02
                          -----------------------------
                         (Title of Class of Securities)


                                   739272 20 1
                                 (CUSIP Number)


      REGINALD L. DAVIS, ESQ., 11701 SOUTH FREEWAY, BURLESON, TEXAS 76028
                                  (817)293-9334
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 14, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP NO. 739272 20-1                      PAGE 2 OF 12 PAGES INCLUDING EXHIBITS

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Global Universal, Inc.,of Delaware   ("Global") Tax I.D.# 51-0345631

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP

                                                                      (A) (   )
                                                                      (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

                           BK

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Global does business in the State of Texas and is incorporated in the State of Delaware.

                           7)  SOLE VOTING POWER                  8,000,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                        0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER             8,000,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    83.5%

14)  TYPE OF REPORTING PERSON

                    CO

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.02 per share, of Power Exploration, Inc. ("Common Stock"). Power Exploration, Inc. ("Power Exploration") is a Nevada corporation with principal offices at 5416 Birchman Avenue, Fort Worth, Texas 76107.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This schedule is filed by Global Universal, Inc.,of Delaware ("Global").

(b)The business address for Global is 11701 South Freeway, Burleson, Texas 76028

(c) The principal business of Global is providing financial and business consulting services.

(d) Global has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Global has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Global is a Delaware corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 8,000,000 shares that are the impetus for filing this schedule were acquired by Global from Rife Oil Properties, Inc., a Nevada Corporation, pursuant to a verbal agreement. Pursuant to the Agreement, Global purchased the 8,000,000 shares of Power Exploration's common stock for $65,000 cash. Global borrowed the cash to make the purchase from Wells Fargo Bank in Fort Worth, Texas, pursuant to a revolving line of credit.

ITEM 4.  PURPOSE OF TRANSACTION

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Power Exploration. Global is a financial consulting firm that specializes in assisting companies in debt settlement and other business consulting services.

         Global has no current plans to purchase additional shares or to dispose of any of its shares in Power Exploration, Inc.

         At the time of Global's acquisition of the 8,000,000 shares of Power Exploration, Inc. Stock, the Board of Directors of Power Exploration, Inc. was reorganized. Mark S. Zouvas resigned and was replaced by Charles Barnhill. Two new Directors were elected to the Board, increasing the number of Directors from three (3) to five (5). The two additional Directors elected were: Reginald L. Davis and James P. McGowen.

         Power Exploration, Inc. ("Power") is an operating oil company headquartered in Fort Worth, Texas. On December 9, 1999 Power acquired approximately 32 sets of oil leases, representing mineral rights to approximately Two Hundred Forty (240) producing oil wells, as well as approximately 39 injection wells, in the Corsicana Shallow Field, Navarro County, Texas (collectively, the "Oil Leases"). Power acquired the Oil Leases from Rife Oil Properties, Inc., a Nevada corporation ("Rife Oil"). In the same transaction, Power also acquired approximately $950,000 of debt owed to Rife Oil. Power intends to use the leases as part of its oil exploration and production business.

         Global's intentions are to assist Power by helping to settle Power's debts and helping Power find suitable business opportunities to assist Power in expanding its oil exploration and production business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Global may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Global has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Global is 8,000,000 shares of Common Stock which were acquired pursuant to a verbal agreement between Global and Rife Oil Properties, Inc., a Nevada Corporation (the seller) pursuant to a Resolution of the Board of Directors of Rife Oil Properties, Inc. dated December 14, 1999.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) Pursuant to the purchase agreement between Rife Oil Properties, Inc. ("Rife") and Global, Rife retains the right to receive from Global, 30% of the proceeds of any sale of the Power Exploration, Inc. shares by Global. Rife has no authority to vote or direct the voting of the shares or to sell or direct the sale of the shares. The only interest of Rife is to receive its percentage of proceeds if and when Global sells any or all of the 8,000,000 shares of Power Exploration, Inc. Shares sold to Global by Rife pursuant to this transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the purchase agreement between Rife Oil Properties, Inc. ("Rife") and Global, Rife retains the right to receive from Global, 30% of the proceeds of any sale of the Power Exploration, Inc. shares by Global. Rife has no authority to vote or direct the voting of the shares or to sell or direct the sale of the shares. The only interest of Rife is to receive its percentage of proceeds if and when Global sells any or all of the 8,000,000 shares of Power Exploration, Inc. Shares sold to Global by Rife pursuant to this transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Attached as Exhibit A is a copy of the Resolution of the Board of Directors of Rife Oil Properties, Inc. dated December 14, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Global Universal, Inc. of Delaware


     December 29, 1999                  /s/
DATE:-------------------------        ---------------------------------
                                      Reginald L. Davis, President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1061).